June 6, 2012

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Julie F. Rizzo, Attorney-advisor
100 F Street, N.E.
Washington, DC 20549

Re:	SunOpta Inc.
Registration Statement on Form S-3
And Documents Incorporated by Reference
Filed April 10, 2012
File No. 333-180647

Dear Ms. Rizzo:

On behalf of SunOpta Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and documents incorporated therein by reference, as set forth in your letter dated May 7, 2012. Subject to any additional comments the Staff may have with respect to the Registration Statement, the Company will, prior to requesting acceleration of the effective date of the Registration Statement, electronically transmit Amendment No. 1 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933 (the “Securities Act”) reflecting the proposed changes to the Registration Statement described herein.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth in italics, followed by the Company’s response in bold.

Registration Statement on Form S-3

The Offering, page 5

1.

Comment: We note your disclosure in this section that the offering will be conducted at the “[m]arket prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices, all of which may change.” We note similar disclosure in the second paragraph of the Plan of Distribution section. In other sections of the filing you state that the shares will be traded at the prevailing market prrice or in negotiated transactions. Please revise for consistency or advise.

Response: The Company will revise the relevant disclosure in the second paragraph of the cover page to the prospectus, as well as the first paragraph of the section entitled “Determination of Offering Price” on page 14 of the prospectus to correspond with the language in the sections entitled “The Offering” and “Plan of Distribution.” As amended, the disclosure will read as follows:

The selling security holder may sell common shares from time to time in the principal market on which the shares are traded at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices, all of which may change.

2.

Comment: We note that you intend to use the proceeds from the exercise of outstanding warrants to repay debt. Please revise to describe the interest rate and maturity of this indebtedness here and in the Use of Proceeds section. Refer to Item 504 of Regulation S-K.

Response: The Company will remove the references in the prospectus to the use of proceeds from the exercise of the warrants for the repayment of debt. The Company has no present intention to apply the proceeds from the exercise of the warrants to the repayment of debt and, as a result, it is not possible to identify any specific debt that will be repaid from any proceeds received. The Company intends to use the proceeds for general working capital purposes, and the specific application of the proceeds will depend on the Company’s needs at the time any proceeds are received. As amended, the disclosure will read as follows:

We will not receive any part of the proceeds from the sale of our common shares by the selling security holder. However, with respect to common shares issuable upon the exercise of outstanding warrants, we will receive $3,878,500 if all of the outstanding warrants are exercised. Any proceeds we receive from the exercise of outstanding warrants will be used for general working capital purposes.

3.

Comment: We also note that you intend to use the proceeds from the exercise of outstanding warrants for strategic investments and possible acquisitions. Please advise whether you have any agreements or commitments for any such investments or acquisitions and revise the disclosure here and in the Use of Proceeds section accordingly.

Response: The Company will remove the references in the prospectus to the use of proceeds from the exercise of the warrants for strategic investments and possible acquisitions. The Company has no agreements or commitments for strategic investments or acquisitions that would require application of proceeds from the exercise of the warrants, and the Company has no present intention to apply any proceeds from the exercise of the warrants for strategic investments and possible acquisitions. The Company intends to use the proceeds for general working capital purposes, and the specific application of the proceeds will depend on the Company’s needs at the time any proceeds are received. As amended, the disclosure will read as set forth in the response to comment 2, above.

Risk Factors, page 6

4.

Comment: Please include a separate risk factor to address the risk that most of your officers and directors and certain experts named in the prospectus are residents of Canada and that a substantial portion of your assets and such persons are located outside of the United States and it may be difficult to enforce court judgments or advise.

Response: In response to this comment, the Company will add the following risk factor on page 14 of the prospectus:

A substantial portion of our assets and certain of our executive officers and directors are located outside of the U.S.; it may be difficult to effect service of process and enforce legal judgments upon us and certain of our executive officers and directors.

A substantial portion of our assets and certain of our executive officers and directors are located outside of the United States. As a result, it may be difficult to effect service of process within the United States and enforce judgment of a U.S. court obtained against us or our executive officers and directors. Particularly, our stockholders may not be able to:

  effect service of process within the United States on us or certain of our executive officers and directors;

  enforce judgments obtained in U.S. courts against us or certain of our executive officers and directors based upon the civil liability provisions of the U.S. federal securities laws;

  enforce, in a court outside of the United States, judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws; or

  bring an original action in a court outside of the United States to enforce liabilities against us or any of our executive officers and directors based upon the U.S. federal securities laws.

Our inability to meet the covenants, page 6

5.	Comment: Please revise the risk factor to disclose whether you are currently in compliance with financial covenants of your credit facilities.

Response: The Company will revise the risk factor to indicate that the Company is currently in compliance with the financial covenants under its credit facilities. As amended, the first sentence of the risk factor will read as follows:

Although we are currently in compliance with the financial covenants under the credit agreements and we believe that we are well positioned to comply with the financial covenants under the credit agreements in the future, compliance with these financial covenants will depend on the success of our business, our operating results, and our ability to achieve our financial forecasts.

Selling Security Holder, page 14

6.	Comment: Please advise us whether the selling security holder is a broker-dealer or an affiliate of a broker-dealer.

Response: The selling security holder, BMO Nesbitt Burns Inc., has informed the Company that it is a fully registered investment dealer in Canada, and that its affiliate, BMO Capital Markets Corp., is a registered broker-dealer in the United States. The Company will add disclosure in the Selling Security Holder section of the prospectus to explain that the selling security holder is a registered investment dealer in Canada and its affiliate is a registered broker-dealer in the United States. This disclosure, which will appear in the last paragraph of the Selling Security Holder section of the prospectus, is reproduced below.

The selling security holder has in the past and may in the future provide financial advisory and other services to us and our affiliates. In December 2010, we entered into the Sixth Amended and Restated Credit Agreement with Bank of Montreal, an affiliate of the selling security holder. Bank of Montreal is an agent and lender pursuant to the credit agreement. The selling security holder, BMO Nesbitt Burns Inc., has informed the Company that it is a fully registered investment dealer in Canada, and that its affiliate, BMO Capital Markets Corp., is a registered broker-dealer in the United States. We issued the warrants to the selling security holder, and upon exercise of the warrants the selling security holder will acquire the underlying common stock, in the ordinary course of business. The selling security holder has informed us that, (i) at the time of our issuance of the warrants and (ii) at the time of its exercise of the warrants for common stock, neither it nor its affiliate had or will have any agreements or understandings, directly or indirectly, with any person to distribute the warrants or underlying common stock. To the extent we become aware that the selling security holder or its affiliate did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate the selling security holder or its affiliate, as applicable, as an “underwriter” within the meaning of the Securities Act of 1933.

Canadian Federal Income Tax Considerations, page 18

7.	Comment: Please revise throughout this section to state that investors are encouraged to consult their own tax advisors, rather than stating that they should consult their tax advisors.

Response: The Company will revise all applicable statements in this section to state that investors are “encouraged to consult their own tax advisors,” rather than stating that investors “should consult their tax advisors.”

Information Incorporated by Reference, page 22

8.

Comment: Please revise this section to include a statement that all filings filed by the registrant pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus or advise. Refer to Compliance and Disclosure Interpretations Securities Act Forms Questions 123.05 for guidance.

Response: The Company will revise the section entitled “Information Incorporated by Reference” to include a statement that all filings filed by the Company pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus.

Prospectus Back Cover Page, page 25

9.	Comment: Please revise to include the dealer prospectus delivery obligation or advise. Refer to Item 502(b) of Regulation S-K.

Response: The Company is, and immediately prior to the time of filing the Registration Statement the Company was, subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act. As a result, pursuant to Securities Act Rule 174, dealers are not required to deliver a prospectus in connection with the offering and therefore the Company does not believe the disclosure contemplated by Item 502(b) of Regulation S-K is applicable.

Part II

Item 15. Indemnification of Officers and Directors

10.

Comment: Please revise this section to state the general effect of any statute, charter provision, bylaws, contract or other arrangements under which any of your controlling persons, directors or officers are insured or indemnified in any manner against liability which they may incur in their capacity as such or advise. Refer to Item 702 of Regulation S-K.

Response: The Company will revise Item 15 to state the general effect of any statute, charter provision, bylaws, contract or other arrangements under which any of the Company’s controlling persons, directors or officers are insured or indemnified in any manner against liability which they may incur, as contemplated by Item 702 of Regulation S-K. As amended, the disclosure will read as follows:

The Canada Business Corporations Act (the “CBCA”) imposes certain duties and liabilities on officers and directors and also empowers a corporation to indemnify a present or former director or officer, or former director or officer or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or another entity, if (a) the individual acted honestly and in good faith with a view to the best interests of the corporation, or as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. Further, with the approval of a court, a corporation may indemnify an individual in respect of an action by it or on its behalf or on behalf of another entity to procure a judgment in his or her favor, to which the individual is made a party because of his or her association with the corporation or such other entity so long as the foregoing conditions of indemnification are met.

In accordance with the Act, our By-laws also provide for the mandatory indemnification of our directors and officers in respect of any action, suit or proceeding that is proposed or commenced in respect of anything done or permitted by the director or officer arising from the execution of the duties of that office and in such other circumstances that the CBCA permits or requires to the fullest extent provided by the CBCA.

We have purchased and intend to maintain insurance on behalf of any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, so long as the director or officer acted honestly and in good faith with a view to our best interests.

Pursuant to our By-laws, we shall indemnify every director and officer of the Company and his heirs, executors, administrators and other legal personal representatives against all costs, charges and expenses that he sustains or incurs in respect of any action, suit or proceeding that is proposed or commenced against him for or in respect of anything done or permitted by him in respect of the execution of the duties of his office, if such person acted honestly and in good faith with a view to the best interests of the Company, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his or her conduct was lawful. Subject to the limitations contained in the CBCA, we may purchase, maintain or participate in such insurance for the benefit of such persons as the board of directors may, from time to time, determine.

Exhibit 5.1

11.

Comment: We note that you are incorporated under the laws of Canada. In this regard, please advise as to why the option is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. Additionally, please advise as to why the language “we express no opinion with respect to the applicability thereto or the effect thereon, of the laws of any jurisdiction” has been included in the second to last paragraph of the opinion as it appears inconsistent with the language in the fourth paragraph of the opinion.

Response: The Company’s counsel will revise the fourth paragraph on page 1 of the opinion to add the statement that its opinions are also expressed with respect to the CBCA and the reported judicial decisions interpreting those laws. The Company’s counsel will also delete the second to last paragraph of the opinion. A revised copy of the opinion will be filed with the Amendment.

12.	Comment: Please revise to add a statement in paragraph 2 on the second page of the opinion in which counsel opines that the securities will be “duly authorized” or advise.

Response: The Company’s counsel will revise its opinion to add a statement in paragraph 2 on the second page of the opinion that the securities will be “duly authorized.” A revised copy of the opinion will be filed with the Amendment.

13.

Comment: Please have counsel revise the third full paragraph on page 2 of the opinion to delete the statement that “[n]o opinion is expressed as to the adequacy of any consideration received for such Common Shares” or advise as to why such a statement is necessary.

Response: The Company’s counsel will revise the third full paragraph on page 2 of the opinion to delete the statement that “[n]o opinion is expressed as to the adequacy of any consideration received for such Common Shares.” A revised copy of the opinion will be filed with the Amendment.

14.

Comment: Please confirm in your response letter that the CBCA reference in the second to last paragraph of the opinion includes the statutory provisions and reported judicial decisions interpreting these laws.

Response: The Company’s counsel will delete the second to last paragraph of the opinion and revise the fourth paragraph on page 1 of the opinion to add the statement that its opinions are also expressed with respect to the CBCA and the reported judicial decisions interpreting those laws. A revised copy of the opinion will be filed with the Amendment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 6. Selected Financial Data, page 38

15.

Comment: We note that the table that you have presented in “Item 6” of your Form 10-K appears to provide financial data for each of the specific captions referenced in Instruction 2 to Item 301 of Regulation S-K. However, the table excludes other information that we believe would both enhance investors’ understanding of your financial condition and highlight trends impacting your financial condition. For example, we note that you have included “long-term debt” and “long-term liabilities” in your table, but have excluded “bank indebtedness” from the table. Given that your outstanding bank indebtedness has increased from approximately $63.5 million as of the end of the fiscal year 2009, to approximately $73.9 million and $109.7 million as of the end of fiscal years 2010 and 2011, respectively, we believe that the inclusion of bank indebtedness in the table of selected financial data would provide a more complete depiction of your current financial condition and actual changes in the amount and composition of your outstanding borrowings. Therefore, please revise your table to disclose your outstanding “bank indebtedness,” or advise. Similarly, consider disclosing “bank indebtedness” in the contractual obligations table presented on page 78 of your fiscal year 2011 Form 10-K.

Response: The Company acknowledges the Staff’s comment and will modify the Selected Financial Data table and Contractual Obligations table to include a line item for “bank indebtedness” in future filings commencing with its Annual Report on Form 10-K for the fiscal year ended December 29, 2012 (the “2012 Form 10-K”). The Company believes the presentation contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) contains all information that is material to investors and, therefore, the Company does not believe it is necessary to file an amendment to its 2011 Form 10-K to include these revised disclosures.

16.

Comment: Please expand the disclosure in “Item 6” of your Form 10-K to describe briefly or cross-reference to a discussion of all factors that have materially impacted the comparability of the information reflected in your table of selected financial data. For example, we believe that it would be appropriate for you to expand your disclosure to describe or cross-reference to discussions of goodwill and intangible asset impairment charges that you recognized during certain of the fiscal years reflected in your table. Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance. In addition, please consider whether similar disclosure should accompany the supplemental quarterly financial information that begins on page F-55 of your filing – particularly, when extraordinary, unusual, or infrequently occurring items (for example, certain non- recurring charges reported within “other (income) expense net”) are not specifically identified as a separate line item in your tabular disclosure. Refer to item 302(a)(3) of Regulation S-K for further guidance.

Response: The Company acknowledges the Staff’s comment and will expand the disclosures in the Selected Financial Data table and Supplemental Financial Information tables in future filings to briefly describe items that materially affect the comparability of the information reflected in these tables, such as significant business acquisitions or dispositions, and goodwill and intangible asset impairment charges. The Company believes the presentation contained in its 2011 Form 10-K contains all information that is material to investors and, therefore, the Company does not believe it is necessary to file an amendment to its 2011 Form 10-K to include these revised disclosures.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of 2011 Operations Compared with Results of 2010 Operations, page 45

17.

Comment: We note that the measure that you have reported as “Total Operating Income” excludes goodwill impairment charges, long-lived asset impairment charges, severance and other rationalization costs, and various other operating expenses. As such, your measure appears to be a non-GAAP measure. Please appropriately reclassify all operating expenses that have been excluded from the computation and disclosure of “Total Operating Income.” Alternatively, please rename your measure to appropriately reflect the fact that it has not been computed in accordance with GAAP and provide all of the non-GAAP disclosures required by Item 10(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will rename its internal measure of “Total Operating Income” as “Segment Operating Income” and will provide the non-GAAP disclosures required by Item 10(e) of Regulation S-K in future filings. The Company has enclosed with this response an example of the form of the revised disclosures it proposes to include in future filings. The Company believes the presentation contained in its 2011 Form 10-K contains all information that is material to investors. In addition, the Company believes that the computation of its internal measure of “Total Operating Income” is sufficiently transparent to investors in light of the existing footnote to the “Results of 2011 Operations Compared with Results of 2010 Operations” table included on page 45 of the 2011 Form 10-K, which states “Operating Income is defined as ‘Earnings before the following’ excluding the impact of ‘Other Expense, net’, and ‘Goodwill impairment’.” Therefore, the Company does not believe it is necessary to file an amendment to its 2011 Form 10-K to include these revised disclosures.

Liquidity and Capital Resources, page 75

18.

Comment: Please refer to your disclosure in Note 10 to the fiscal year 2011 financial statements. We note that both your Canadian line of credit facility and your U.S. line of credit facility are scheduled to mature on October 30, 2012. Similarly, we have observed from your disclosure in Note 11 to the fiscal year 2011 financial statements that outstanding borrowings under various non-revolving term facilities and promissory notes are scheduled to mature throughout fiscal year 2012. Furthermore, we note the following with regard to your liquidity, capital resources, and cash flows at and for the three year period ended December 31, 2011:

  the cash and cash equivalents balance reported as of December 31, 2011 was substantially lower than the amount of debt due to mature during fiscal year 2012;

  the statements of cash flows included in your fiscal year 2011 Form 10-K reflect a downward trend in the cash provided by your continuing operations; and

  for the fiscal year ended December 31, 2011, cash was “used in,” rather than provided by, continuing operations.

Despite the observations noted above, your MD&A discussion regarding the near-term maturity of a substantial portion of your outstanding borrowings is predominantly limited to the disclosure that (I) your syndicated credit facilities mature on October 30, 2012 and (II) you will need to renew or replace those facilities in order to support future capital and working capital needed to grow your business. However, given the amount of debt that is due in less than twelve months, your current cash position, and the recent trend in the amounts reported in your statement of cash flows as “cash provided by (used in) operating activities,” we believe that your disclosure should place significantly greater emphasis on (A) the amount of outstanding debt that will require repayment, replacement, or other action in the next twelve months and (B) your specific plans to amend, extend, replace, repay and/or refinance your syndicated credit facilities and other outstanding debt - including, any efforts/actions that may have already been initiated for this purpose. Furthermore, if you have (i) already initiated steps towards amending, replacing, or refinancing your outstanding debt that is due in the near-term or (ii) entered into formal negotiations with your lenders or third-party lenders to address the impending debt maturities, we believe that you should disclose such facts, as well as any challenges or uncertainties that you may have encountered, if applicable. Lastly, to the extent that you obtain or have already obtained reliable information regarding (a) the amount of debt that you will be able to successfully renew, replace, or refinance and (b) the rates as which interest can be expected to be charged on any new or renewed facilities, expand your disclosure to discuss that information. Please provide your proposed expanded disclosure as part of your response.

Response: The Company acknowledges the Staff’s comment; however, the Company believes that based on the information available as of date of filing of the 2011 Form 10-K, the liquidity and capital resources discussion of the MD&A was an appropriate presentation of the facts and circumstances as they existed at that time. Subsequently, on May 10, 2012, the Company filed its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (the “First Quarter 10-Q”), which contains incremental disclosure to reflect new information obtained since the filing the 2011 Form 10-K with respect to liquidity and capital resources, including the details regarding discussions entered into with lenders to renew or replace the Company’s existing credit facilities in their entirety prior to maturity. This disclosure, which appears on page 37 of the First Quarter 10-Q, is reproduced below. In light of the fact that this incremental disclosure contained in the First Quarter 10-Q reflects new events and changes in circumstances since the filing of the 2011 Form 10-K, the Company does not believe it is appropriate to revise the liquidity and capital resources discussion of the MD&A as presented in the 2011 Form 10-K.

In January 2012, we completed amendments to our syndicated banking facilities, which increased the availability on our Canadian revolving credit facility from Cdn $5,000 to Cdn $10,000, and the U.S. revolving credit facility from $100,000 to $115,000, with a corresponding decrease in the amount of availability under the facilities’ accordion feature from $30,000 to $10,000. There were no other material changes made to the facilities’ terms and conditions. At March 31, 2012, under these banking facilities, $66,081 was outstanding on our U.S. revolving credit facility and $22,144 was owed on our non-revolving real estate and machinery and equipment term facilities. The maturity date of all these facilities is October 30, 2012. As the renewal date approaches, we have initiated efforts to renew or replace these banking facilities. To date, we have entered into discussions with our current syndicate of lenders to extend the term of these facilities and to increase the amount of available credit under the facilities. We have also held discussions with other potential lenders who may have interest in joining the syndicate. Based on these discussions, we have not identified significant challenges or uncertainties that would prevent us from renewing or replacing these facilities, and we believe that we will be able to renew or replace these facilities in their entirety in advance of the maturity date. However, we cannot be certain that we will be able to successfully renew or replace these facilities prior to the maturity date, or that we will be able to do so on terms that are acceptable to both us and the lenders. If we fail to renew or replace our banking facilities prior to the maturity date, it will have a material adverse effect on our results of operations and financial position. The statements in this paragraph are forward-looking statements. See "Forward-Looking Statements" above.

19.

Comment: Based upon the disclosure in Note 10 to your financial statements (i.e., on page F30), the Opta Minerals’ line of credit facility, as well as the unused portion of the Opta Minerals revolving acquisition facility, are subject to annual extensions. Please expand your disclosure in Note 10 and in MD&A to discuss whether the extensions to the aforementioned facilities are at your option or the option of the lender. Furthermore, tell us and disclose whether there are any terms within either facility’s agreement or other external factors that could (A) restrict your ability to extend the facilities or (B) require immediate repayment of any outstanding borrowings at the next maturity dates.

Response: The First Quarter 10-Q, filed by the Company on May 10, 2012, contains incremental disclosures with respect to the Opta Minerals’ line of credit facility and the Opta Minerals revolving acquisition facility, including details regarding a commitment letter Opta Minerals has received relating to the replacement of its credit facilities. These disclosures, which are reproduced below, appear in Note 6 to the Company’s interim financial statements on page 15 of the First Quarter 10-Q, and under the liquidity and capital resources discussion in the MD&A on page 37 of the First Quarter 10-Q. In light of the incremental disclosures contained in the First Quarter 10-Q, the Company does not believe it is necessary to revise the disclosures relating to Opta Minerals’ credit facilities contained in the 2011 Form 10-K.

Page 15 of the First Quarter 10-Q

In February 2012, in connection with the acquisition of Babco (see note 2), Opta Minerals’ credit agreement was amended to increase the borrowing amount available under the revolving acquisition facility by Cdn $19,000 ($19,088). The facility is repayable in quarterly installments of 1/40 of the principal amount, with the remaining outstanding principal due on the maturity date. Interest on the borrowings under the revolving acquisition facility accrue at the borrower’s option based on various reference rates including prime, bankers’ acceptances or LIBOR, plus a margin of 2.0% to 3.5% based on certain financial ratios of Opta Minerals. As described in note 3, Opta Minerals entered into an interest rate swap to hedge the interest payments on 100% of the increase in borrowings under this facility for a five-year term. At March 31, 2012, the weighted-average interest rate on this facility was 5.34% after taking into account all of the related interest rate hedging activities.

The revolving acquisition facility was due to mature in August 2012; however, in December 2011, Opta Minerals obtained a commitment from the lender to amend and restate its existing credit agreement. The amended and restated credit agreement will replace Opta Minerals’ existing credit facilities, including the revolving acquisition facility. The borrowings under the revolving acquisition facility will be converted into borrowings under a five-year non-revolving term facility upon execution of an amended and restated credit agreement.

The banking facilities of Opta Minerals are collateralized by a first priority security interest on substantially all of Opta Minerals’ assets in both Canada and the U.S.

Page 37 of the First Quarter 10-Q

In February 2012, in connection with its acquisition of Babco, Opta Minerals’ credit agreement was amended to increase the borrowing amount available under the revolving acquisition facility by Cdn $19,000 ($19,088). At March 31, 2012, this credit agreement included $37,461 of outstanding term debt (including the revolving acquisition facility) and $10,027 owing on a line of credit facility. These credit facilities were due to mature in August 2012; however, in December 2011, Opta Minerals obtained a commitment from the lender to amend and restate its existing credit agreement. The amended and restated credit agreement will replace Opta Minerals’ existing term debt and line of credit facilities. The existing term debt borrowings will be converted into borrowings under a five-year non-revolving term facility upon execution of an amended and restated credit agreement. We have no reason to believe that Opta Minerals will not be able to complete the amended and restated credit agreement prior to the maturity date. However, we cannot be certain that Opta Minerals will be able to successfully renew or replace its existing credit facilities prior to the maturity date or that Opta Minerals will be able to do so on terms that are acceptable to it or its lenders. The failure of Opta Minerals to renew or replace its existing credit facilities prior to the maturity date could have a material adverse effect on its results of operations and financial position which, in turn, could have a material adverse effect on our results of operation and financial position. The statements in this paragraph are forward-looking statements. See "Forward-Looking Statements" above.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Discontinued Operations

(d) Divestiture of SunOpta BioProcess Inc., page F-20

20.

Comment: We note that you sold your company’s ownership interest in SunOpta BioProcess Inc. (“SBI”) to a wholly-owned subsidiary of Mascoma Corporation (“Mascoma”) in exchange for 11,268,868 shares of Mascoma’s series D preferred stock, 3,756,290 shares of Mascoma’s common stock, and 1,000,000 warrants to purchase shares of Mascoma’s common stock. We also note that in connection with the sale of SBI, you transferred 4,688,000 of the series D preferred shares received from Mascoma to former SBI preferred shareholders as settlement for the preferred share liability of SBI. Furthermore, we note that the change in control of SBI resulted in the acceleration of the vesting of previously issued SBI stock options and the cash settlement of 800,000 restricted stock units of SBI. Based upon your tabular summary of the consideration received and liabilities relieved in connection with the SBI sale, it appears that you were able to obtain substantial consideration and realize a substantial gain upon the disposal of an entity that (I) appears to have generated limited amounts of revenue and no significant income through the date of disposal and (II) appears to have had outstanding liabilities in excess of its assets. Given that your estimate of the net fair value of the non- cash consideration received in connection with the sale of SBI appears to have contributed significantly to the gain that was recognized, please explain to us how the fair value of such consideration was determined. As part of your response, tell us (A) the value (per share amount) assigned to the series D preferred shares, common shares, and warrants issued by Mascoma, (B) the valuation method used to determine the fair value of each type of equity instrument received in connection with the sale of SBI, (C) the exercise price of the warrants issued by Mascoma, (D) the carrying value of SBI’s former preferred shareholders’ interest immediately prior to settlement with shares of Mascoma shares, (E) the price at which Mascoma’s preferred shares and/or common shares may have been issued in a recent private offering, if applicable and known, and (F) the consideration given to your lack of a controlling interest in Mascoma. In addition, if applicable, summarize for us (i) any known financial information related to Mascoma that was incorporated into your valuation of the equity instruments received; (ii) any material assumptions used in the valuation of the equity instruments, including assumptions regarding Mascoma’s future operations and/or the weights that should be assigned to different valuation methods, if applicable; (iii) any differences in the rights and privileges of Mascoma’s series D preferred shares and Mascoma’s common shares, as well as how such differences impacted the valuations of the respective instruments; and (iv) any other information that you believe will further our understanding of the value ascribed to the Mascoma equity instruments that you received. Lastly, to the extent known, explain to us why Mascoma would have been willing to provide such substantial consideration for a business in the financial condition of and yielding the financial results of SBI.

Response: Prior to the acquisition of SBI by Mascoma (the “transaction”) on August 31, 2010 (the “transaction date”), Mascoma and SBI had operated entirely independently of each other in the development and production of cellulosic ethanol and other biomass-derived fuels and chemicals. Mascoma had developed proprietary consolidated bioprocessing technologies for the hydrolysis and fermentation of cellulosic feedstocks, while SBI had developed proprietary fiber preparation and pre-treatment processes, including a steam explosion technology process for the rapid and continuous pre-treatment of a wide variety of feedstocks under high temperature and pressure. The integration of SBI’s fiber preparation and pretreatment technology (known as the upstream component of cellulosic ethanol production) with Mascoma’s consolidated bioprocessing technology (known as the downstream component of cellulosic ethanol production) would bring together two core technical competencies essential for the cost-effective conversion of cellulose biomass into ethanol. As a result, SBI provided complementary, non-overlapping resources and capabilities to Mascoma, which included: (i) intellectual property (patents and patent applications on proprietary equipment and process technology), (ii) processing synergies (previously Mascoma needed to license its pretreatment technologies from third parties), and (iii) an experienced process engineering team. In addition, SBI had a revenue history related to the sale and licensing of its proprietary solutions and process equipment, as well as existing cash resources of $12.1 million available to fund Mascoma’s continuing operations and development of its technologies and production facilities. Following the transaction, the Company no longer has any direct interest in the development or production of cellulosic ethanol, as all related assets, processes and employees of SBI were transferred to Mascoma as at the transaction date. However, from the Company’s perspective, its minority equity investment in Mascoma allows it to participate in the future earnings potential of the combined company having comprehensive capabilities for converting non-food cellulose into ethanol.

The transaction valued SBI at $50.9 million, funded by means of a combination of shares of preferred and common stock of Mascoma. As at the transaction date, the carrying value of the net liabilities of SBI comprised a preferred share liability of $28.5 million (related to the issuance in June 2007 of 1,500,000 convertible preferred shares of SBI at an original issue price of $20 per share) and other net assets of $17.3 million (including the aforementioned cash and cash equivalents balance of $12.1 million).

As at the transaction date, Mascoma allocated the total purchase price as follows (in millions of dollars)1:

Cash and cash equivalents	$12.1
Other working capital	1.5
Property and equipment	2.4
Equity interest in Xylitol Canada, Inc.	4.8
Intangible assets:
Developed technologies	7.4
Customer relationships	0.1
Goodwill	22.5
Net assets acquired (difference due to rounding)	$50.9

In addition, Mascoma disclosed the following in respect of the $22.5 million of goodwill recognized1:

“The goodwill arising in this acquisition was attributed primarily to the expected synergies of the combined entities and the workforce in place of the acquired business. The expected synergies of the combined entities are expected to be realized as [Mascoma] integrates its consolidated bioprocessing technology with the fiber preparation and pretreatment technology, which are expected to generate significant additional revenue opportunities for the combined entity.”

On the basis of the preceding factors, the Company believes there were meaningful strategic and financial benefits for both parties to enter into the transaction. In addition, the Company also notes that in the course of its due diligence, it requested and obtained an opinion from an outside investment bank, which concluded that from a financial standpoint the consideration received by the shareholders of SBI and the Company was fair as at the transaction date.

The following are responses to each of the Staff’s specific questions (A) through (F), incorporating the additional information requested to the extent applicable:

(A) The value (per share amount) assigned to the series D preferred shares, common shares, and warrants issued by Mascoma

As at the transaction date, the fair values ascribed to the Series D preferred stock, common stock and warrants were $3.75, $1.97 and $1.2664 per share, respectively.

__________________________
1 As per note 4, Acquisition of SunOpta BioProcess Inc., to the consolidated financial statements of Mascoma, as of and for the year ended December 31, 2010, included on pages F-15 through F-17 of Amendment No. 3 to Mascoma’s Form S-1 Registration Statement, filed with the Commission on March 13, 2012 (the “Mascoma Registration Statement”).

(B) The valuation method used to determine the fair value of each type of equity instrument received in connection with the sale of SBI

Series D Preferred Stock

In June 2010, Mascoma issued $10.0 million of convertible debt to certain of its existing shareholders. Concurrent with the closing of the acquisition of SBI by Mascoma, the convertible debt was converted into 2,702,883 shares of Series D preferred stock at a conversion price of $3.75 per share. The conversion price of $3.75 per share was negotiated exclusively between Mascoma and the holders of the convertible notes (that is to say, the Company was not party to the negotiations), with each of Mascoma and the holders of the convertible debt being arm’s length of the Company. The Company considered the negotiated conversion price to be the best evidence of the fair value of the Series D preferred stock as at the transaction date for the following reasons: (i) the holders of the convertible debt were willing to proceed with a transaction at the conversion price; (ii) the holders of the convertible debt and the Company were independent of each other; (iii) the holders of the convertible debt were assumed to be sophisticated investors, in the business of making similar investments; and (iv) in agreeing to the conversion price, the holders of the convertible debt and Mascoma would have had a fiduciary obligation to all of the stockholders of Mascoma to obtain a price indicative of fair value.

The Series D preferred stock has the following rights and preferences:

  Conversion – Each share of Series D preferred stock is convertible into one share of common stock, subject to adjustment for certain dilutive events, at the option of the holder. Conversion is automatic under certain conditions, such as the closing of a public offering by Mascoma.

  Dividends – Holders of Series D preferred stock are entitled to receive non- cumulative dividends at a rate of $0.30 per share per annum, in preference to any dividends on common stock, if and when declared by the Mascoma Board of Directors.

  Voting – Holders of Series D preferred stock are entitled to the number of votes equal to the number of common shares into which the preferred stock is convertible. Subject to the rights and preferences of any preferred stock outstanding, the holders of common stock are entitled to one vote for each share held.

  Liquidation – In the event of liquidation, dissolution, or winding-up of Mascoma, holders of Series D preferred stock will receive, in preference to common stockholders, an amount equal to $3.75 per share.

  Redemption – Upon receiving appropriate notice, at any time on or after September 1, 2017, Mascoma will be required to redeem, subject to certain conditions, the Series D preferred stock at an amount equal to $3.75 per share.

The superior liquidation preferences of the Series D preferred stock relative to the common stock was a factor in the valuation analysis to determine the fair value of the common stock, as described below, resulting in a higher fair value ascribed to the preferred stock versus the common stock as of the transaction date.

Common Stock

The fair value ascribed to the common stock as at the transaction date was based on the results of a valuation analysis prepared by an independent third-party appraiser retained by Mascoma. The valuation analysis was prepared in compliance with ASC Topic 718 and Section 409A of the U.S. Internal Revenue Code of 1986, as amended. The common stock was valued on a non-controlling, non-marketable basis, as Mascoma was a closely-held corporation for which there was no established market for its stock. In compliance with the AICPA Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, the option-pricing method (“OPM”) was utilized in the valuation analysis to determine the value of the Mascoma common stock. The use of the OPM was considered to be both appropriate and reasonable as it relied on factors that could be reasonably estimated as at the transaction date, including: (i) the value of Mascoma’s equity; (ii) the liquidation preferences of the various classes of Mascoma preferred stock, including the Series D; (iii) the estimated time until a liquidity event; (iv) the risk-free interest rate for the period of time until the liquidity event; and (v) the volatility of Mascoma’s equity value. The value of Mascoma’s equity was determined to be $198.7 million as of the transaction date using an iterative process such that the value of the Series D preferred stock was $3.75 per share (as described above). The estimated time until expiry was determined to be 1.33 years from the transaction date, reflecting the expectation of an initial public offering (“IPO”) by Mascoma in the 2011 to 2012 timeframe. A risk-free interest rate of 0.39 percent was applied based on the average of the one-year and two-year Treasury Constant Maturity Rate. The expected volatility through the 1.33-year term was estimated to be 70 percent, based on the volatility of publically traded drug development companies and biofuel/ethanol companies. Based on the application of the OPM, the unadjusted value of Mascoma’s common stock as of the transaction date was determined to be $2.32 per share. Before arriving at a final estimate of the value of the common stock, the valuation analysis determined that a 15 percent discount for lack of marketability was applicable to the fair value, as liquidity would not likely occur until Mascoma completed its IPO in one to two years. However, as described below under (F), the valuation analysis did not apply a discount for lack of control. Considering all of the preceding factors, the fair value of the common stock of Mascoma as of the transaction date was determined to be $1.97 per share.

Warrants

Each Mascoma warrant entitles the Company to purchase one share of common stock of Mascoma at an exercise price of $3.75 per share. The warrants are exercisable through August 31, 2015. The fair value of each warrant was determined to be $1.2664 using the Black-Scholes option-pricing model with the following assumptions as of the transaction date: expected dividend yield of zero; risk-free interest rate of 2.29%; volatility of 95%; and expected life of five years.

(C) The exercise price of the warrants issued by Mascoma

As described above under (B), the Mascoma warrants have an exercise price of $3.75 per share of common stock.

(D) The carrying value of SBI’s former preferred shareholders’ interest immediately prior to settlement with shares of Mascoma shares

Immediately prior to settlement, the carrying value of the SBI preferred share liability was $28.5 million.

(E) The price at which Mascoma’s preferred shares and/or common shares may have been issued in a recent private offering, if applicable and known

Subsequent to the transaction date, Mascoma issued 1,333,333 shares of Series D preferred stock at an issue price of $3.75 per share in each of January 2011 and August 2011, and Mascoma issued warrants to purchase 1,319,796 shares of its common stock at an exercise price of $1.97 per share in June 20112. These private offerings were placed with investors independent of the Company.

(F) The consideration given to your lack of a controlling interest in Mascoma

The valuation of the common stock did not include a discount for lack of control, as Mascoma was considered to be operating in a manner that would ultimately benefit both the controlling and non-controlling stockholders. In other words, such a discount would only have been appropriate if the Company considered that Mascoma had been underperforming in a manner that could be corrected by a controlling shareholder.

21.

Comment: Please refer to your disclosures related to the divestitures of Colorado Sun Oil Processing LLC and your Canadian Food Distribution business. We note that the computation of the losses and earnings from discontinued operations for each of those businesses, respectively, includes an allocation of certain costs that were not otherwise reflected in earnings (loss) before income taxes from discontinued operations, up to the date of sale. Furthermore, we note that the additional costs that have been allocated do not appear to reflect transaction costs, as transaction costs appear to be included in the computations of the gains recognized upon the sale of each of the businesses. As such, please tell us the nature of the additional costs that were allocated to each of the aforementioned discontinued operations, including whether such amounts represented identifiable costs that were directly attributable to each divested business or estimated costs for which you believe that allocation is appropriate. As part of your response, please also tell us the accounting literature that you relied upon in determining that the allocation of the additional costs was appropriate.

_____________________________
2 As per Part II, Item 15, Recent Sales of Unregistered Securities, of the Mascoma Registration Statement.

Response: The $1.5 million of costs allocated to results of discontinued operations related to the Colorado Sun Oil Processing LLC (“CSOP”) business comprised legal fees incurred by the Company in connection with bankruptcy proceedings that ultimately led to the disposal of its interest in the CSOP joint venture, as well as in connection with separate arbitration proceedings that led to the arbitration award against the Company and in favor of Colorado Mills, LLC, which was recorded in the fourth quarter of 2011. These fees were specifically identified by the Company’s outside legal counsel as being directly attributable to either the bankruptcy or arbitration matters. As these costs were specifically identified with legal proceedings of CSOP, they were included in the results of operations of CSOP reported in discontinued operations in accordance with ASC 205-20-45-3 and ASC 205-20-45-4. However, as these costs were not representative of the earnings of CSOP in the normal course of business, they were presented as a separate line item within the note disclosure. These costs were not recognized as part of the gain on sale, as they did not represent incremental direct costs to transact the sale in accordance with ASC 360-10-35-38.

Similarly, in respect of the Canadian Food Distribution (“CFD”) business, the $1.3 million of direct costs included in results of discontinued operations comprised: (i) a $400,658 make-whole interest payment on the portion of the Company’s term loan facility required to be repaid out of the sales proceeds under the terms of the loan agreement, which was allocated to discontinued operations in accordance with ASC 205-20-45-6; (ii) severance payments totaling $338,721 to those employees of CFD who were terminated at the time of sale; (iii) retention bonuses totaling $217,749 paid to key employees of CFD; (iv) incremental stock-based compensation costs of $187,000 due to the acceleration of stock options held by CFD employees; and (v) a retail sales tax liability of $145,166 assumed and paid by the Company on certain tangible assets sold.

Note 11. Long-term debt

(d) Opta Minerals revolving acquisition facility, page F-31

22.

Comment: You disclose that principal payments equal to 1/40 of the amount drawn down on the Opta Minerals revolving acquisition facility are due quarterly. You also state that any remaining outstanding principal under the facility is due upon maturity. However, you have not disclosed the date on which the facility matures. Please revise your disclosure accordingly. In addition, given that the interest rates charged on both this facility and the Opta Minerals term loan facility appear to be variable, please disclose the basis (for example, reference rates and margins) upon which interest rates are charged for each debt facility. Lastly, please revise your disclosure to clarify whether or not the weighted-average interest rates disclosed for each of the aforementioned credit facilities reflect the impact that Opta Minerals’ existing interest rate swap has on the interest rates ultimately realized.

Response: The First Quarter 10-Q, filed by the Company on May 10, 2012, contains incremental disclosure with respect to the Opta Minerals’ line of credit facility and the Opta Minerals revolving acquisition facility, including the maturity date of the facility and details regarding a commitment letter Opta Minerals has received relating to the replacement of its credit facilities. The First Quarter 10-Q disclosure also indicates that the weighted-average interest rate on the facility was 5.34% after taking into account all of the related interest rate hedging activities. The foregoing disclosure, which appears in Note 6 to the Company’s interim financial statements on page 15 of the First Quarter 10-Q, is reproduced in the response to comment 19, above. In light of the incremental disclosure contained in the First Quarter 10-Q, the Company does not believe it is necessary to revise the disclosures relating to Opta Minerals’ credit facilities contained in the 2011 Form 10-K.

23.

Comment: We note that in February of 2012, Opta Minerals entered into two interest rate swap agreements with contracted notional amounts of Cdn $15,000 and Cdn $19,000, respectively. Please disclose the interest rate terms attributable to each of those swap agreements.

Response: Under each of the interest rate swap agreements, Opta Minerals will pay a fixed rate of 1.85%, plus a margin of 2.0% to 3.5% based on certain financial ratios, and receive a variable rate based on various reference rates including prime, bankers’ acceptances or LIBOR, plus the same margin, as disclosed in Note 3 to the Company’s interim financial statements on page 13 of the First Quarter 10-Q.

* * * *

Subsequent to the issuance of the Staff’s initial comment letter, the Company’s legal counsel has had additional telephone conversations with Tonya Aldave and Jeffrey Sears regarding a change in the Company’s operating segments that was implemented during the first quarter of 2012. The Company began reporting its results of operations based on its new operating segments in the First Quarter 10-Q, which will be incorporated by reference into the Registration Statement. The Company confirms that, prior to requesting acceleration of effectiveness of the Registration Statement, it will file a Current Report on Form 8-K containing its audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the most recently completed fiscal year reflecting the changes in segment presentation (as contemplated by guidance contained in Topic 13 of the Financial Reporting Manual). The reissued MD&A will also incorporate the revised disclosures of “Segment Operating Income” contemplated in the Company’s response to comment 17. The Company will allow adequate time for the Staff to review the Form 8-K filing, should it chose to do so, prior to submitting a request for acceleration of the effective date.

If we can facilitate the Staff’s review of this response letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (905) 455-1990. My fax number is (905) 455-2529. You may also contact Reed W. Topham or Robbie G. Yates at Stoel Rives LLP using the contact information previously provided.

Sincerely,

SunOpta Inc.

/s/ Robert McKeracher
Robert McKeracher
Vice President and Chief Financial Officer

Enclosure